Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, California 94111

telephone (415) 856-7000

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www.paulhastings.com

November 28, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Matthews International Funds - File Nos. 33-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on November 13, 2017 by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 74 filed on September 29, 2017, which contained disclosure relating to the addition of Institutional Class shares for the Matthews China Small Companies Fund.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

1.	Comment: As a general reminder, please ensure that a marked copy of the Amendment is filed with the Commission through Edgar.

Response: Comment acknowledged and accepted. The Registrant has informed us that Post-Effective Amendment No. 75 (the “Amendment”), to be filed on November 29, 2017, has been tagged to show changes.

2.	Comment: On the cover page, please add “Matthews” before the name of each Fund in order to conform to the official names as listed with the Commission in the Edgar system.

Response: Comment accepted. The cover sheets of the prospectus and statement of additional information in the Amendment have been revised accordingly.

3.

Comment: The following changes are requested to the footnotes for the table of Annual Operating Expenses: (a) for all Funds, please move the disclosure in footnote 1 about the inactive Rule 12b-1 plan out of the prospectus summary and include that information with other disclosure relating to Item 12 of Form N-1A; (b) for the Asia Dividend Fund and the Pacific Tiger Fund, in footnote 2 (i) please remove the words “by the

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November 28, 2017

Trust on behalf of the Fund” in the second line from the bottom of that footnote 2 to clarify that the termination of the contractual fee waiver agreement must be approved by the Board of Trustees, and (ii) please revise the statement in the last line of that footnote 2 to clarify that Matthews may terminate the fee waiver agreement by providing at least 60 days’ written notice before its annual expiration date; and (c) for the Asia Value Fund, Asia Focus Fund, Asia ESG Fund, Emerging Asia Fund, Asia Small Companies Fund and China Small Companies Fund, please revise footnote 2 to remove reference to the Investor Class, because that share class is not offered through this prospectus.

Response: Comment accepted. Please note that the prospectus filed with respect to the Institutional Class shares for various series of the Registrant has a separate companion prospectus with respect to the Investor Class shares (the “Investor Prospectus”). The Investor Prospectus is not being amended as part of Post-Effective Amendment No. 74, and the Registrant is not able to efficiently or economically make changes to the Investor Prospectus at this time because it is already effective and in wide circulation. For purposes of maintaining consistent disclosure between both prospectuses, the Registrant intends to make the requested changes in its annual registration statement update to be filed within the required period after the December 31, 2017 fiscal year end for the Registrant’s various series (the “Annual Update”). At that time the Registrant will make the requested changes to both prospectuses so that disclosure remains consistent across share classes.

4.	Comment: Under the “Principal Risks of Investment” sections for the Asian Growth and Income Fund and the Asia Dividend Fund, please consider whether it is appropriate to add “Risks Associated with Smaller Companies” as a principal investment risk for those Funds given that those Funds may invest in smaller companies.

Response: Comment accepted. However, for the reasons noted in response to Comment 3, the risk factor relating to investments in smaller companies will be added in the Annual Update.

5.	Comment: The most recent shareholder report for the Asian Growth and Income Fund shows approximately 6% of the Fund invested in Japanese securities as of the reporting period. In addition, the most recent shareholder report for the Asia Value Fund shows approximately 11% of the Fund invested in Japanese securities as of the reporting period. Please explain why the MSCI All Country Asia ex Japan index is the appropriate broad-based securities market index for those Funds because that index does not include Japanese securities.

Response: The MSCI AC Asia Index has a large weighting in Japanese securities (43.5% as of October 31, 2017), which is significantly larger than the weighting of Japanese securities in those Funds. Accordingly, the Registrant believes the MSCI All Country Asia ex Japan Index, which excludes Japan from the index, is a more appropriate market index for Asian Growth and Income Fund and the Asia Value Fund because a zero weighting for Japanese securities is much closer to the historical weighting for these Funds.

6.	Comment: Under the “Principal Investment Strategy” sections for the Asia Dividend Fund and the China Dividend Fund, convertible debt securities are listed as a type of debt instrument that may be held by those Funds. Please supplementally (i) disclose the credit quality and maturity policy for investments in those convertible debt securities and (ii) confirm whether those Funds will invest in contingent convertible securities, also known as “CoCos.”

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November 28, 2017

Response:    Comment accepted. With respect to (i), those Funds do not currently have investments in convertible debt securities. However, given the flexibility to invest in such securities, the Registrant will add in the Annual Update that the Funds may invest in convertible debt securities of any maturity and in those that are unrated, or would be below investment grade if rated. If a material portion of the assets of either Fund were to be invested in convertible debt securities that are unrated or below investment grade, then the Registrant would add additional disclosure about the risks associated with those securities. With respect to (ii), those Funds do not currently invest in contingent convertible securities or CoCos. Additional risk disclosure will be added if either Fund determines to invest in CoCos in the future.

7.	Comment: Under the “Principal Investment Strategy” section for the Pacific Tiger Fund, please (i) revise the 80% Test to reference the Pacific region because of the use of the term “Pacific” in the Fund’s name, and (ii) consider whether the description of the geographical focus of the Fund is sufficient, given that the most recent shareholder report shows approximately 20% of the Fund invested in Indian securities as of the reporting period.

Response: Comment acknowledged. The Registrant believes that the 80% Test is appropriate and suitable as stated. The term “Pacific Tiger” has a historical meaning referring to rapidly emerging Asian economies; there have also been derivatives of that term over the years, such as the use of “Tiger Cubs” to refer to even more newly developing Asian economies. Moreover, “Pacific Tiger” is not traditionally a term used to refer to a specific geographic area, such as the “Pacific Basin” or the “Pacific Rim.” (For example, the term would not be interpreted to include countries in Latin America or South America just because they have a Pacific Ocean shoreline.) The Registrant uses “Pacific Tiger” as a historical short form reference to rapidly growing Asian economies in general, rather than the Pacific region specifically. The Fund’s investment strategy and its geographic focus have been consistently described in the prospectus as broadly focused on Asian economies, including Asian countries without a shoreline on the Pacific Ocean. In addition, the benchmark index traditionally used for this Fund is the MSCI All Country Asia ex Japan, which includes a broader set of countries, including India. For these reasons, the Registrant believes that the 80% Test and description of the Fund’s geographical focus are accurate and appropriate.

8.	Comment: Under the “Principal Investment Strategy” section for the Asia ESG Fund, please revise the sentences disclosing how the Registrant evaluates environmental and governance factors by removing the “examples of” and “without limitation” language and instead disclosing a comprehensive list of the environmental and governance factors used in the stock selection process.

Response: Comment accepted. However, for the reasons noted in response to Comment 3, that disclosure will be revised in the Annual Update to list the environmental and governance factors that will apply under normal circumstances, rather than providing examples of those factors.

9.	Comment: The “Principal Risks of Investment” section for the China Fund includes risk factors relating to the financial services sector and the science and technology sector. Please also include investments in the financial services sector and the science and technology sector as principal strategies under the Fund’s “Principal Investment Strategy” section.

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November 28, 2017

Response: Comment accepted. In the Registrant’s experience, the principal investment strategies described create the potential for concentration from time to time in one or more sectors as a by-product of executing those strategies rather than as a separate strategy. Sector concentration would not involve the same narrow focus as an industry concentration and, therefore, is more likely to occur. In the Annual Update, the Registrant will amend the disclosure of the principal investment strategies to state that concentration in those sectors may result from time to time as a result of the implementation of the investment strategy by the investment adviser.

10.	Comment: The “Principal Risks of Investment” section for the India Fund includes a risk factor relating to the financial services sector. As in Comment 9 above, please also include investments in the financial services sector as a principal strategy under the Fund’s “Principal Investment Strategy” section because it is appropriate for principal strategies to correspond to principal risks.

Response: Comment accepted. Please see our response to Comment 9. For the reasons noted in response to Comment 3, that disclosure will be revised in the Annual Update.

11.	Comment: The “Principal Risks of Investment” section for the China Small Companies Fund includes risk factors relating to the industrial sector and the consumer discretionary sector. As in Comments 9 and 10 above, please also include investments in the industrial and consumer discretionary sectors as principal strategies under the Fund’s “Principal Investment Strategy” section.

Response: Comment accepted. Please see our response to Comment 9. For the reasons noted in response to Comment 3, that disclosure will be revised in the Annual Update.

12.	Comment: Under the “Management of the Funds” section, please add disclosure about (i) whether the fee waiver letter agreement and intermediary platform subsidy letter agreement are voluntary or contractual fee waivers, (ii) under what circumstances each agreement may be terminated and (iii) whether Matthews has the right to recoup any of fees waived under those agreements.

Response: Comment accepted. The Registrant has revised that section accordingly in the Amendment to include the disclosure requested.

13.	Comment: Under the “Purchasing Shares” section, please revise the last two sentences of the second paragraph, which state that a purchase order received by a Third-Party Intermediary before the close of regular trading, and transmitted late, may be priced based on the Fund’s NAV as calculated on the next business day, to conform to Rule 22c-1(a) under the Investment Company Act relating to the pricing of securities by authorized parties.

Response: Comment accepted. The Registrant has revised that disclosure accordingly in the Amendment by removing the final two sentences of the second paragraph of that section.

14.

Comment: Under the “Redemption in Kind and Funding Redemptions” section, please add disclosure relating to (i) new Item 11(c)(8) of Form N-1A, which calls for a description of the methods a fund typically expects to use to meet redemption requests, and whether those methods are used regularly or only in stressed market conditions, and (ii) Item 11(c)(7) of Form N-1A, which calls for disclosure of the number of days after receipt of shareholder redemption requests in which a fund typically expects to pay out redemption

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proceeds for each redemption method used. Please also (iii) consider adding more detailed disclosure regarding in-kind redemptions, including, for example, whether such redemptions will be pro-rata slices of the Fund’s portfolio or a representative basket of securities, as suggested on p. 294 of the adopting release of Rule 22e-4 under the Investment Company Act.

Response: Comment accepted. The Registrant has revised that section accordingly in the Amendment to provide more detailed disclosure as to the methods and timing of redemptions, as well as further detail regarding redemptions in kind.

Statement of Additional Information

15.	Comment: Under the “Disclosure of Portfolio Holdings” section, please include the information requested by Item 16(f)(2) of Form N-1A by identifying by name the parties with which the Registrant has ongoing arrangements to disclose portfolio holdings. While certain of these parties are named in the Amendment (e.g., the registered independent public accounting firm and the custodian), others should be identified in this section, including the financial printer, pricing service providers, technology service providers, etc.

Response: Comment accepted. The Registrant has revised that disclosure accordingly in the Amendment to include the names of those parties.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC